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
                                                                                                                        Exhibit 12.1


Earnings to Fixed Charges (In Millions)              1997        1998       1999        2000       2001         PIF

Income before Taxes                                  (3.2)       11.1       32.0       (53.8)       4.7        (2.5)
Interest Expense (a)                                 17.0        37.5       44.0        68.5       76.0        83.3
1/3 Rental Expense (b)                                1.0         1.9        2.2         2.2        2.6         2.6

Fixed Charges (a+b)                                  18.0        39.4       46.2        70.8       78.6        85.9

Earnings                                             14.8        50.5       78.6        17.0       83.3        83.4*

Ratio                                                 0.8         1.3        1.7         0.24       1.1

*  Shortfall $2.5 million.

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